Christopher Bruno

Chief Executive Officer & President

RSE Markets, Inc., the ultimate parent of
RSE Innovation, LLC

T 413-822-9740

chris@rallyrd.com

446 Broadway, 2nd Floor

New York, NY 10013

347-952-8058

August 16, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: RSE Innovation, LLC

Post Qualification Amendment No. 6 to Form 1-A

Filed May 22, 2023

File No. 024-11612

Ladies and Gentlemen:

This letter is being submitted by RSE Innovation, LLC (the “Company”) in response to the comment letter dated June 16, 2023 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Post-Qualification Amendment No. 6 to its Offering Statement on Form 1-A (CIK No. 0001812859; File No. 024-11612) publicly filed with the Commission on May 22, 2023 (the “Offering Statement”).  This letter (this “Response Letter”) contains the Company’s responses to the Comment Letter. The Company has amended the Offering Statement and is filing Post-Qualification Amendment No. 7 to the Offering Statement (“PQA No. 7”) together with this Response Letter.

For your convenience, each comment is repeated below in bold, followed by the Company’s response.  Unless otherwise defined herein, capitalized terms used in this Response Letter and not otherwise defined are used with the meanings assigned to such terms in the Offering Statement.

Post Qualification Amendment No. 6 to Form 1-A filed May 22, 2023
The PPEX ATS is the only venue for secondary..., page 20

1.We note your revised disclosure in response to comment 1. Please augment your disclosures to make it clear that secondary trading may occur outside the PPEX ATS

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has augmented its risk factor disclosures on page 20 of PQA No. 7 to clarify that, despite the Company’s partnership with PPEX ATS as the primary venue for secondary trading of Series Interests, it is not the exclusive manner by which secondary market trading may occur.  For instance, secondary market trading could occur on the OTC Markets without the involvement of the PPEX ATS.

Regulation of Exchanges, page 64

2.Please revise your disclosure in this section to explain how the platform facilitates secondary trading, and explain specifically what actions are included in such facilitation. Please clarify whether users may offer to buy and sell interests on the platform, or if this is done instead directly on PPEX. Please also clarify what it means that all trading activity is “directed by Investors in their sole discretion.”

Response:  The Company has revised the “Regulation of Exchanges” section in accordance with the Staff’s comment to clarify the role of the Platform in connection with secondary trading.  As reflected in the revised disclosure, Rally’s role is limited to serving as an interface between Investors and the PPEX ATS and the Executing Broker, Dalmore.  That is, the only actions performed by the Platform in connection with secondary trading are (1) receiving orders from Investors, who enter their order on the Platform using either the Rally website or app; (2) immediately and automatically routing those orders (i) to the Executing Broker, and (ii) by virtue of the Executing Broker’s status as a member of the PPEX ATS and the Tools License Agreement, to the PPEX ATS; (3) displaying and confirming information regarding the execution and settlement of secondary market transactions based on information received from NCPS (via the Executing Broker) and Drivewealth, respectively; and (4) providing an interface by which Investors can supply information in order to open brokerage accounts with the Executing Broker and the Custodian and a cash account with Dwolla.  Further, as discussed below in the response to Comment 5, we have established certain limited rules setting parameters for orders submitted through the Platform.

The revised disclosure further clarifies that though offers to buy and sell Interests are input by Investors on the Platform, the offers are immediately routed to the PPEX ATS for matching.  Investors cannot offer to buy or sell Interests directly on the PPEX ATS.  Finally, the Company has revised this section to clarify the intended purpose of the disclosure regarding trading activity being “directed by Investors in their sole discretion,” which is to confirm that the decision whether to engage in secondary market trading is left solely to the individual Investors, and that any such decision is neither encouraged nor discouraged by the Company, its affiliates, or its third-party service providers.

Securities and Exchange Commission

August 16, 2023

Further, in accordance with the Staff’s comment letter dated July 19, 2023, directed to RSE Collection, LLC (“RSE Collection”), an affiliate of the Company offering securities pursuant to its own Offering Statement on Form 1-A (File No. 024-11584), the Company has added risk factor disclosure on pages 22-23 of PQA No. 7, addressing the material risks created if our belief that the Platform is not an exchange under Section 3(a)(1) of the Exchange Act is found to be incorrect.  Additionally, we have revised the disclosure in the “Regulation of Exchanges” section on pages 66-67 to reflect those risks and to clarify the roles of the Platform and the Executing Broker in the process of routing orders to the PPEX.  We have also made conforming changes throughout PQA No. 7 as necessary.

Compensation of the Operating Partner, page 78

3.We note your written response to comment 4. Please revise your disclosure to reflect that you have not engaged an Operating Partner for any of the Series offered by you to date.

Response:  We have added disclosure on pages 9 and 80 of PQA No. 7 reflecting that no Operating Partner has been engaged by the Company or any Series to date.

General

4.Please tell us how your YouTube and Facebook videos comply with the conditions of Rule 255(b).

Response: The Company has reviewed all of the videos uploaded to the Company’s YouTube and facebook pages during the twelve months preceding the date of this Response Letter (fourteen videos in all) and, based on such review, respectfully advises the Staff that it does not believe that Rule 255(b) applies to those videos.  Rule 255(a) applies the conditions of Rule 255(b) only to communications made “[a]t any time before the qualification of an offering statement.”  All of the videos relate only to Underlying Assets of Series whose Offerings had been previously qualified at the time the videos were published.  Therefore the videos are not within the scope of Rule 255(a), and the conditions of Rule 255(b) do not apply.  Additionally, the Company acknowledges the requirements of Rule 255 and hereby affirms that it will continue not to publish videos or other online content relating to Series until after the related Offering has been qualified by the Commission or else the Company will comply with Rule 255.

5.We note your response to comment 5 as well as the mark-up of proposed changes to your website. Please revise the description of secondary trading to name the person or entity that is responsible for each action you describe. For example, where you talk about matching and/or executing orders, please indicate precisely who takes these actions. Please also tell us who sets the market hours and who sets certain of the rules for trading, such as ASKs cannot be below 30% of an asset’s last executed trade, or an investor may not simultaneously have open BIDs and ASKs.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the “FAQ” section of its website (the “FAQs”) accordingly.  The

Securities and Exchange Commission

August 16, 2023

Company respectfully notes that such revisions were presented for the Staff’s review in connection with the response of RSE Collection to the Staff’s comment letter to that issuer dated June 16, 2023.  The revised disclosures are intended to identify and further clarify the roles of the various persons with respect to each of the actions described in the FAQs.

Additionally, in response to the specific questions asked by the Staff in the comment, the Company confirms that, as reflected in the revised FAQs, the PPEX ATS sets the market hours for trading.  With respect to the rules that “ASKs cannot be below 30% of an asset’s last executed trade” and that “an investor may not simultaneously have open BIDs and ASKs,” as well as a rule that Interests purchased in a secondary transaction must be held for five business days before they can be resold (as discussed in the FAQs), these rules were established by Rally and were intended to prevent potential market manipulation and provide for more orderly trading.

If you have any questions or comments regarding this Response Letter, please call the undersigned at 413-822-9740.  Thank you very much for your attention to this matter.

Very truly yours,

/s/ Christopher Bruno

Christopher Bruno

Chief Executive Officer & President, RSE Markets, Inc.

cc:Maximilian Niederste-Ostholt, RSE Innovation, LLC

Timothy W. Gregg, Esq., Maynard Nexsen PC

Lori B. Metrock, Esq., Maynard Nexsen PC